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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

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                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
 (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 1)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 14)

                       Loctite Corporation
                    (Name Of Subject Company)

                       HC Investments, Inc.
                           Henkel KGaA
                            (Bidders)

                       -------------------

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
         (Including Any Associated Stock Purchase Rights)
                  (Title of Class of Securities)

                           540137 10 6
              (CUSIP Number of Class of Securities)
                        -------------------
                         Dr. Karl Gruter
                           Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-2137
          (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Bidder)
                         -------------------
                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000







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         HC Investments, Inc. and Henkel KGaA hereby amend and
supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on November 6, 1996, with respect to the offer by HC Investments, Inc. to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 14, 1994, between the Company and the First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 1. This amendment also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.      ADDITIONAL INFORMATION.

         Item 10(f) of the Statement is hereby amended and supplemented by adding thereto the following:

         In response to a request from legal counsel to the Special Committee, Purchaser and Parent have delivered to the Special Committee copies of reports prepared for Parent by Rothschild Inc., dated August, 1996, September, 1996 and October 4, 1996, copies of which are included as exhibits (g)(1),(g)(2) and (g)(3) hereto, respectively (collectively, the "Rothschild Reports"). The information contained in the Rothschild Reports is incorporated herein by reference. The Rothschild Report dated August, 1996 refers to an option presented by Rothschild Inc. to Parent for its preliminary consideration that would have involved the sale by Purchaser of its shares of stock of The Clorox Company ("Clorox") in conjunction with an acquisition of Shares of the Company. While this option was among several options considered by Parent, it was definitively rejected by Parent. Parent and Purchaser have no current intention to sell any shares of Clorox stock and have so advised Clorox.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Statement is hereby amended to add the following exhibits:

         (g)(1) Report of Rothschild Inc. dated August, 1996.
         (g)(2) Report of Rothschild Inc. dated September, 1996.
         (g)(3) Report of Rothschild Inc. dated October 4, 1996.




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                            SIGNATURE


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 15, 1996

                     HC INVESTMENTS, INC.



                      by /s/ Karl Gruter
                         ------------------
                          Name: Karl Gruter
                          Title: Chairman of the Board of Directors



                      HENKEL KGaA



                       by /s/ Karl Gruter
                          -------------------
                          Name: Karl Gruter
                          Title: General Counsel


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                          EXHIBIT INDEX


EXHIBIT NUMBER         EXHIBIT NAME

    (g)(1)             Report of Rothschild Inc. dated August, 1996.
    (g)(2)             Report of Rothschild Inc. dated September, 1996.
    (g)(3)             Report of Rothschild Inc. dated October 4, 1996.